Filed by Tronox Limited Pursuant to Rule 425 of the Securities Act of 1933, as amended Subject Company: Tronox Incorporated (File No: 001-32669)

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Tronox Acquires Exxaro’s Mineral Sands Operations
TRONOX TO ACQUIRE EXXARO’S MINERAL SANDS OPERATIONS, CREATING LEADING, VERTICALLY INTEGRATED TITANIUM DIOXIDE PIGMENT PRODUCER
• Exxaro Resources Limited (Exxaro) to Receive 38.5 Percent Equity Stake in Tronox in Exchange for its Mineral Sands Operations
• Transaction Brings Together Tronox’s Proprietary Pigment-making Technology with Exxaro’s Mining, Mineral Separation and Smelting Mineral Sands Operations
• Combined Company Will Benefit from the Assurance of Feedstock Supply and Will Have a Strong Platform for Future Growth
Oklahoma City, Oklahoma and Pretoria, South Africa, September 26, 2011 — Tronox Incorporated (TROX.PK), a leading producer and marketer of titanium dioxide pigment, and Exxaro Resources Limited (JSE:EXX), a leading mineral sands producer of titanium dioxide feedstock and zircon, today announced a definitive agreement under which Tronox will acquire Exxaro’s mineral sands operations, which include Exxaro’s 50 percent interest in the Tiwest Joint Venture with Tronox in Western Australia, along with 74 percent of Exxaro’s KZN Sands and 74 percent of its Namakwa Sands operations in South Africa, in exchange for approximately 38.5 percent of Tronox’s equity. Exxaro’s mineral sands operations produce the key titanium bearing ore feedstock used in the production of titanium dioxide pigment.
The combined entity will have approximately 3,500 total employees in 16 locations around the world. Combined trailing 12 month revenues were $2.0 billion and EBITDA was $495 million (excluding any synergies). With the addition of the 50 percent interest in Tiwest, Tronox’s production capacity will increase to approximately 465 thousand tonnes of titanium dioxide pigment and will be backward integrated with production capacity of approximately 95 thousand tonnes of natural rutile, approximately 380 thousand tonnes of slag and approximately 220 thousand tonnes of synthetic rutile all of which are materials that can be used in the production of titanium dioxide. In addition, Tronox will have the capacity to produce a number of other minerals including approximately 265 thousand tonnes of zircon and approximately 220 thousand tonnes of pig iron.
Exxaro’s mineral sands businesses will be contributed on a debt-free and cash-free basis, resulting in a conservative pro forma capital structure with significant financial flexibility to fund growth. The combined entity will benefit from synergies and an accelerated growth profile. Operational synergies are estimated to amount to approximately $30 million annually, primarily through the rationalization of administrative and ore logistics costs as well as ore in-use optimization.
Dennis L. Wanlass, Tronox’s Chief Executive Officer, said, “This transaction combines Tronox’s best-in-class pigment production operations and leading proprietary technology with Exxaro’s highly technical expertise and globally competitive mineral sands operations to create a uniquely differentiated platform with the ability to outperform through all points of the business cycle. This strategically compelling combination provides flexibility and manageability of an important raw material source and firmly positions the combined entity as a highly efficient, vertically integrated pigment company. Combining this vertically integrated source of ore, along with our existing contracts with other ore producers, ensures Tronox will have the necessary feedstock to support our growth strategies in the years to come.
“We are very pleased to expand our footprint into South Africa and have a great deal of confidence in the business environment created by the South African government. We look forward to working with the highly skilled employees in South Africa who will be joining us as part of this transaction, and to the new growth opportunities that this transaction will offer.

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“Our two companies already have a strong, well-established 20-year partnership and a proven track record of enhancing production capabilities and implementing technical efficiencies in the integrated pigment process at our Tiwest joint venture operation in Western Australia, and we expect to realize similar enhancements across the combined organization. The combination of these operations will create a truly global, vertically integrated titanium dioxide pigment producer — with a strong platform for future growth that is uniquely positioned to capitalize on favorable market dynamics and to serve the needs of our growing pigment and zircon customer base in the Asia Pacific region and around the world.”
Sipho Nkosi, Exxaro’s Chief Executive Officer, said, “An integrated model has always been part of Exxaro’s mineral sands strategy. Key among the contributions that Exxaro will bring to this transaction are its long life mineral resources, mining and processing expertise, world-class direct current furnace ilmenite smelting technology, strong minerals research and development capabilities and proprietary slimes handling capabilities.
“The transaction will add security to the future of the KZN Sands and Namakwa Sands operations as it will, to a large degree, limit market cyclicality and surety of demand and will ensure continued ability to operate these assets and protect jobs. The combined company should realize significant cost benefits and efficiency improvements and it provides a platform for future global growth in pigment production.”
“The transaction will improve the future potential for South Africa to be chosen as a site for a potential new greenfield pigment plant as the demand increases and growth strategies are formulated,” he added.
Transaction Structure and Terms
To effectuate the transaction Tronox will form a new Australian-domiciled holding corporation (“New Tronox”) to combine its assets with Exxaro’s mineral sands operations. Pro forma for the proposed transaction, New Tronox will hold a 100 percent interest in Tiwest in Western Australia (in which Tronox and Exxaro were joint venture partners), all other operations of Tronox and a 74 percent interest in the KZN Sands and Namakwa Sands mineral sands businesses located in South Africa. New Tronox will take on no material incremental debt as part of the transaction as Exxaro’s assets will be contributed on a debt-free and cash-free basis. The combined business is expected to continue enjoying significant tax advantages including the use of historical net operating losses and other tax attributes established upon Tronox’s emergence from Chapter 11 bankruptcy protection. In view of the combined entity’s expected strong cash flow over the coming years, New Tronox intends to adopt a dividend policy similar to other comparable companies at the appropriate time.
Existing Tronox shareholders will receive approximately 61.5 percent of New Tronox’s pro forma shares representing all of the Class A ordinary shares which New Tronox intends to list on the NYSE after the closing of the transaction. Each Tronox shareholder will have the right to elect to receive either (i) one Class A ordinary share in New Tronox and cash consideration of $12.50 per share (a “Parent Election”) or (ii) a non-transferable exchangeable share in Tronox Inc. (i.e. a subsidiary of New Tronox after closing) (an “Exchangeable Share Election”). Each exchangeable share may later be exchanged for one Class A ordinary share of New Tronox and cash of $12.50 per share, without interest. Tronox will have the right to force such an exchange beginning approximately 13 months from today. The transaction is expected generally to be taxable to Tronox shareholders, although the Exchangeable Share Election, which is subject to minimum and maximum (with pro-ration) election thresholds, is intended to provide certain Tronox shareholders with a mechanism that may allow them to defer a taxable event until their exchangeable shares are exchanged into New Tronox Class A shares.
In exchange for Exxaro’s contribution of its mineral sands businesses to New Tronox, Exxaro will receive approximately 10.0 million Class B ordinary shares in New Tronox, representing approximately 38.5 percent of the pro forma shares outstanding (Class A and Class B). Exxaro will retain a 26 percent direct ownership interest in the South African assets to comply with the requirements of the Mineral and Petroleum Resources Development Act (“MPRDA”)

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and the South African Mining Charter. Exxaro’s direct interest is subject to a put/call agreement whereby the 26 percent direct ownership of the South African operations can be exchanged for 1.4 million of additional Class B shares if the Department of Mineral Resources in South Africa (“DMR”) determines that 26 percent direct ownership is no longer required under existing South African Black Economic Empowerment (BEE) legislation. Exxaro may accelerate the put/call in connection with a change in control of New Tronox. On a pro forma basis, Exxaro’s ownership in New Tronox after giving effect to the exercise of the put/call would represent approximately 42 percent of the shares outstanding.
The transaction, which has been approved by the Boards of Directors of both companies, is expected to close in the first half of calendar 2012, subject to the SEC registration timeline, Tronox shareholder approval, customary regulatory approvals and other closing conditions.
The Board of Directors of New Tronox will have nine members and Exxaro will have the right to name three (non-executive) members. Tom Casey will remain as Chairman of New Tronox’s Board of Directors and Dennis Wanlass will serve as the Chief Executive Officer and a Director of the combined entity, with key members of Exxaro’s senior management joining New Tronox’s leadership team.
Tronox Mineral Sands, a newly established organization within the combined company, will assume responsibility for global mine and feedstock development. The Tronox Mineral Sands management will be located in South Africa and will assume responsibility for KZN Sands, Namakwa Sands and the Northern Operations of Tiwest.
Tronox has obtained committed financing from Goldman Sachs Bank USA to refinance Tronox’s existing senior term loan debt at closing.
Overview of Exxaro’s South African Mineral Sands Operations
Exxaro’s mineral sands operations include KZN Sands, located on the East Coast of South Africa, consisting of four operational units, namely mining, mineral separation, smelting and bulk terminal (all located near Empangeni). The other South African mineral sands operation, Namakwa Sands, is located on the country’s West Coast, consisting of three operational units, namely mining (Brand-se-Baai), mineral separation (Koekenaap) and smelting (Saldanha).
Overview of the Tiwest Joint Venture
Tiwest is a 50/50 joint venture between Exxaro and Tronox and is situated in Western Australia, near Perth. It is an integrated mineral sands and titanium dioxide pigment producer. Tiwest’s operations include mining (Cooljarloo) and dry separation of titanium minerals and zircon, upgrading ilmenite into synthetic rutile (Chandala) — both sites collectively referred to as the Northern Operations — and producing titanium dioxide pigment (Kwinana).
Financial and Legal Advisors
Goldman Sachs & Co. and Moelis & Company served as Tronox’s financial advisors on the transaction, and Kirkland & Ellis LLP, Blake Dawson and Werksmans Inc. served as legal counsel. J.P. Morgan served as the financial advisor to Exxaro. Orrick, Herrington & Sutcliffe LLP, Freehills, Norton Rose South Africa and CLS Attorneys served as legal counsel to Exxaro.
Tronox Conference Call/Webcast Information
Tronox will conduct a conference call regarding this transaction today at 9a.m. EDT. Interested parties may listen by calling 1-888-397-5338 in the United States or 1-719-325-2457 outside the United States. The code for both dial-in numbers will be 6302084. The call will also be webcast via Tronox’s website at http://www.tronox.com. A replay of the call will be available for seven days at 1-888-203-1112 in the United States or 1-719-457-0820 outside the United States. The code for the replay will be 6302084. The webcast will be archived for 7 days on the website.

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Exxaro Conference Call Information
For more information, investor and media stakeholders are invited to take part in an Exxaro teleconference taking place today (26 September 2011) from 13h00 — 14h00 SA time. To access the teleconference, dial one of the following numbers: South Africa — Johannesburg: 011 535 3600 / 011 201 6616; South Africa — Cape Town: 021 819 0900; South Africa (Toll-Free): 0 800 200 648; Australia (Toll-Free): 1 800 350 100; Other Countries (Intl Toll): +27 11 535 3600.
A teleconference for international investors will take place on Tuesday, 27 September 2011 from 15h00 — 16h00 SA time. To access the teleconference, dial one of the above-mentioned numbers
About Tronox
Headquartered in Oklahoma City, Tronox is among the largest producers and marketers of titanium dioxide pigment globally. Titanium dioxide pigment is an inorganic white pigment used in paint, coatings, plastics, paper and many other everyday products. The company’s pigment plants, which are located in the United States, Australia and the Netherlands, supply high-performance products to approximately 1,100 customers in 100 countries. In addition, Tronox produces electrolytic products, including sodium chlorate, electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide. For information on Tronox, visit http://www.tronox.com.
About Exxaro
Exxaro is a South African-based resources group, listed on the JSE Limited, with a market capitalization of approximately US$7.8 billion. It is among the largest global suppliers of titanium dioxide feedstock and zircon. The mineral sands operations produced 284 thousand tonnes of slag, 196 thousand tonnes of zircon, 90 thousand tonnes of synthetic rutile and 57 thousand tonnes of pigment in 2010. Exxaro’s mineral sands operations comprise KZN Sands and Namakwa Sands in South Africa, and Tiwest, an Australian joint venture owned jointly with Tronox. For more information on Exxaro, visit http://www.exxaro.com
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be

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integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefor; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2007, and subsequent Quarterly Reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the transaction. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (http://www.tronox.com) under the heading “Investor Relations”.
Contacts:
For Tronox:
Media Contact: Robert Gibney
Direct: 405-775-5105
E-mail: robert.gibney@tronox.com
Investor Contact: Michael Smith
Direct: 405-775-5413
E-mail: michael.smith@tronox.com
For Exxaro:
Media & Investor Contact: Wim de Klerk, Finance Director
Tel: + 27 12 307 4848
Mobile: +27 82 652 5145
Email: wim.deklerk@exxaro.com

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Media Contact:	Robert Gibney Direct: 405-775-5105 E-mail: robert.gibney@tronox.com
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